Exhibit 1

June 8, 2010

Strategic Coordination Committee of the Board of Directors
Rewards Network Inc.
Two North Riverside Plaza
Suite 950
Chicago, IL 60606

Dear Members of the Strategic Coordination Committee:

In response to your request for an indication of interest, Equity Group Investments, L.L.C. (“EGI” or “we”) is pleased to present a non-binding indication of interest to acquire for cash all of the outstanding shares of common stock, par value $0.02 (the “Shares”), of Rewards Network Inc. (the “Company”) not owned by EGI and its affiliates at a purchase price of $13.50 per Share.

The indicated per Share purchase price represents a 36% premium to today’s closing price per Share on the NASDAQ Stock Market and a 12% dividend adjusted premium to the average closing price per Share during the last twelve months.

We are prepared to promptly negotiate the terms of a definitive merger agreement, including providing the Company a 40-day “go-shop” period following the execution of an agreement to supplement the Company’s efforts to date in its strategic review process.

We are engaged in discussions with potential financing sources and are increasingly optimistic that financing commitments will be available concurrently with the negotiation of a definitive merger agreement.  Our current intention is to seek at least $60,000,000 in debt financing to support this transaction.

This non-binding indication of interest is subject to EGI’s satisfactory completion of our remaining confirmatory due diligence, including additional diligence with respect to the Company’s data security and privacy policies, negotiation of a definitive merger agreement, approval of the Strategic Coordination Committee and the Board of Directors of the Company and receipt of necessary third-party consents and stockholder and regulatory approvals, including pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976.  Our intended financing sources also need to complete due diligence.

EGI reserves the right to withdraw this indication of interest prior to the execution of a definitive merger agreement and to modify this indication of interest in any way as a result of negotiations or for any reason at all.  This letter is intended solely as an expression of interest in an acquisition of the Company and does not constitute a legally binding commitment or offer.  A legally binding obligation on the part of EGI will result only upon its execution of a definitive agreement.

Concurrent with sending this indication of interest to you, EGI is filing an amendment to its Schedule 13D, as required by the Securities Exchange Act of 1934.

Please contact me, Tiara Nelson or Jon Wasserman with any questions or to discuss our indication of interest further.  We look forward to working with you.

Sincerely,

/s/ William Pate

William Pate